# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PRECISION OPTICS CORPORATION, INC., CIK 0000867840
CUSIP: 740294400
Title of class of securities: Common stock
Address of issuer's principal executive offices: 550 King St., Suite 100 Building A, Littleton, Massachusetts (MA), 01460
Date of event which requires filing of this statement: 11/14/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001008585-25-000006
Filed by CIK 0001008585

## Reporting persons
- TELLER RICHARD E: type of reporting person: individual (IN), partnership (PN); citizenship or place of organization: United States (X1); sole voting power 339,529; shared voting power 80,733; sole dispositive power 339,529; shared dispositive power 80,733; aggregate amount beneficially owned 420,262 (5.45% of the class)
- Kathleen A. Rogers: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 80,733; sole dispositive power 0; shared dispositive power 80,733; aggregate amount beneficially owned 80,733 (0% of the class)

## Item 1. Issuer
Name of issuer: PRECISION OPTICS CORPORATION, INC.
Address of issuer's principal executive offices:
550 King St., Suite 100 Building A, Littleton, MASSACHUSETTS
01460

## Item 2. Person Filing
Name of person filing:
TELLER RICHARD E

Kathleen A. Rogers
Address of principal business office or, if none, residence: 180 Beacon St. Boston, MA 02116
Citizenship:
TELLER RICHARD E - UNITED STATES

Kathleen A. Rogers - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 420,262
Percent of class: 5.45
Sole power to vote or to direct the vote:
TELLER RICHARD E - 339,529

Kathleen A. Rogers - 0
Shared power to vote or to direct the vote:
TELLER RICHARD E - 80,733

Kathleen A. Rogers - 80,733
Sole power to dispose or to direct the disposition:
TELLER RICHARD E - 339,529

Kathleen A. Rogers - 0
Shared power to dispose or to direct the disposition:
TELLER RICHARD E - 80,733

Kathleen A. Rogers - 80,733

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- TELLER RICHARD E: Richard E Teller, Self (11/21/2025)
- Kathleen A. Rogers: Kathleen A. Rogers, Self (11/21/2025)